Mail Stop 4561

May 18, 2009

Don Calabria
President
GMV Wireless, Inc.
16133 Ventura Blvd #215
Encino, CA 91436

> **Re:** **GMV Wireless, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2009**
> **File No. 333-158184**

Dear Mr. Calabria:

We have reviewed your response letter dated May 5, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 16, 2009.

Amendment No. 1 to Registration Statement on Form S-1

Selling Stockholders, page 11

1. In response to comment number 2 of our letter you have amended your registration statement to state that Mr. Collier is an associated person, but not an affiliate of Ascher/Decision. Counsel should provide a legal opinion stating that Mr. Collier is *not* an affiliate of Ascher/Decision. If your counsel is unable to provide such an opinion, please disclose whether Mr. Collier purchased your securities in the ordinary course of business, and whether, at the time of Mr. Collier's purchase of your securities, he had any agreements or understanding, directly or indirectly, with any person to distribute the securities. If you are not able to make these statements you must state that Mr. Collier is an underwriter.

2. In response to comment number 3 of our letter, you have amended your registration statement to state that the $50,000 commitment from your principal stockholder will be enough to fund your operations for the next two years. Please describe in as much detail as possible, to the extent they are material, your

anticipated capital expenditures during the next twelve months and how they relate to the implementation of your business plan. See Section III.B of SEC Release No. 33-6835 at http://www.sec.gov/rules/interp/33-6835.htm. In addition, please clarify as to the basis for your opinion that the $50,000 commitment will be enough to fund your operations for the next two years.

Management's Discussion and Analysis or Plan of Operation, page 20

Our Proposed Business, page 22

3. Please advise as to why you have not revised the disclosure under the section "Our Proposed Business" on page 22 to include the information required under Item 101(c) of Regulation S-K pursuant to our comment number 4 of our letter. We note in particular that a revised discussion of your proposed business should include a detailed description of the nature of the relationship between GMV Wireless and GMV Holdings. In this regard, we note your statement that GMV Holdings was "organized to be a joint venturer with GMVH." We also note section 2 of the service agreement between your company and GMV Holdings which states that you have been retained by GMV Holdings "to perform services for GMV [Holding's] WIFI Internet solution… including [the] identification of potential clients desiring WIFI service at their property and the capital financing of the installtion [sic] and equipment." Please clarify the nature of the relationship between the two entities and file any joint venture agreements as exhibits.

Principal Customers, page 23

4. You state in your response to comment number 5 of our letter that you do not have any customers. Under "Principal Customers" on page 23 of your prospectus, however, you state that you "currently have no customers other than GMVH." You also state in Note 5 to your financial statements that your sole customer is GMVH. Please advise.

Transactions with Related Persons

5. We note that in response to comment 7 of our letter you have filed as exhibit 10.1 the service agreement filed your company and GMV Holding, Inc., which is owned by a majority shareholder of GMV Wireless, Inc. Under the heading "Transaction with Related Persons," please describe the material terms of the service agreement. See Item 404(d) of Regulation S-K.

Financial Statements, page F-1

6. We note that your financial statements are currently as of a date more than 134 days and your registration statement has not yet been declared effective. Please include with your next amendment updated financial statements required by Article 8 of Regulation S-X for the quarterly period ended March 31, 2009. See Rule 8-08 of Regulation S-X.

Item 16. Undertakings, page II-2

7. We note that you have included the undertakings under Item 512(a)(1)(i) – (iii) of Regulation S-K twice in your document. Please be advised that each undertaking need only be included once and should be in the exact form required by Item 512(a). We further note that you have included the undertaking required by Item 512(a)(4) of Regulation S-K, which concerns foreign private issuers. Please advise as to why you feel it is appropriate to include this undertaking in your prospectus.

8. Additionally, we note that you have included both the undertakings relating to Rules 430B and 430C of the Securities Act. Please tell us the basis for your inclusion of both of these undertakings.

* * * * *

Please direct any questions to Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-373.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (914) 693-2963
        Frank J. Hariton, Esq.